AMENDMENT 4

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of May 13, 2021:

Term	Means
“Existing Agreement”	The Distribution Agreement between ALPS and Heartland dated April 16, 2018, as previously amended
“ALPS”	ALPS Distributors, Inc.
“Heartland”	Heartland Group, Inc.

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Distributors, Inc.		Heartland Group, Inc.
By:	/s/ Bradley J. Swenson	By:	/s/ Vinita Paul
Name:	Bradley J. Swenson	Name:	Vinita Paul
Title:	President	Title:	VP, CCO, Secretary

Schedule A to this Amendment

Amendments

The Existing Agreement is amended as follows:

1.	Section 14 of Exhibit A to Exhibit 1 to the Existing Agreement shall be amended by adding the following:

“At the request and direction of Heartland, ALPS enters into agreements with financial intermediaries in connection with the sale of Heartland shares (each, an “Intermediary Agreement”). ALPS will not be obligated to make payments to any such financial intermediaries unless ALPS has received an authorized payment from Heartland, if subject to a distribution plan or other such plan approved by the Fund’s board of directors, and/or the applicable Portfolio’s investment adviser.

In addition, to the extent that ALPS is requested or required by Heartland to enter into Intermediary Agreements on behalf of Heartland, ALPS and each of its affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns (“ALPS Associates”) shall not be liable to Heartland for any action or inaction of any ALPS Associate except to the extent of direct Losses1 resulting primarily from the gross negligence, willful misconduct, bad faith, reckless disregard or fraud of ALPS in the performance of ALPS’ duties, obligations, representations, warranties or indemnities under an Intermediary Agreement. Under no circumstances shall either party be liable for indirect, special, incidental, consequential, punitive, exemplary or enhanced Losses or Losses that represent lost profits, opportunity costs or diminution of value. Heartland shall indemnify, defend and hold harmless ALPS Associates from and against Losses that ALPS Associates suffer, incur, or pay as a result of any third-party claim arising out of the subject matter of or otherwise in any way related to an Intermediary Agreement (“Claims”) except that Heartland’s indemnity obligation in this Section 14 shall not apply to Losses resulting primarily from the gross negligence, willful misconduct, bad faith, reckless disregard or fraud of ALPS in the performance of ALPS’ duties, obligations, representations, warranties or indemnities under an Intermediary Agreement. Third party Claims are Claims brought by (i) any Person2 other than Heartland, including investors, or (ii) Heartland on behalf of or for any other Person, including any Claim that could otherwise be asserted by a third party. Any expenses (including legal fees and costs) incurred by ALPS Associates in defending or responding to any Claims shall be paid by Heartland upon a final determination that an ALPS Associate is entitled to be indemnified. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver by Heartland of any of its legal rights available under U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.”

1 As used in this Agreement, the term “Losses” means any and all direct damages, settlement payments, documented attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other direct losses.

2 As used in this Agreement, the term “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

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Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

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